77E(b) - On August 30, 2005, the commissioner of the West Virginia Securities Division entered a Sumary Cease and Desist Order and Notice of Right to Hearing with respect to JPMorgan Investment Adviosrs Inc. and JPMorgan Chase & Co.  In June 2007 the matter was settled and in September 2007 the West Virigina Order was vacated.